UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

STRATEGIC ALLIANCE BETWEEN TELEVISA
AND GENOMMA LAB

MEXICO CITY – August 30, 2009 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV: TLEVISA CPO) and Genomma Lab Internacional, S.A.B. de C.V. (“Genomma Lab”; BMV: LAB B) announced today that they have signed a strategic alliance agreement to sell and distribute personal care and over the counter pharmaceuticals in the United States and Puerto Rico.

The strategic alliance will operate through Televisa Consumer Products USA (“TCP”) a company owned 51% by Televisa and 49% by Genomma Lab. The sale and distribution of Genomma Lab’s products will be an integral part of the activities of TCP.

As part of this alliance, TCP will enter into, among others, a product supply agreement with Genomma Lab. Televisa will make available its different media platforms in the United States and Puerto Rico to TCP, which will provide Genomma Lab’s brands with significant advertising in the targeted markets in line with Genomma Lab´s business model.

This will enable Genomma Lab to expand the extensive success of its brands beyond Mexico and Latin America by accessing a Hispanic market of approximately 50 million consumers with a purchasing power of over $870 billion annually while leveraging off of Televisa’s reach and name recognition in the Hispanic market.

Subject to certain conditions, the parties contemplate closing the transaction in the following months and launching operations by year end.

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About Grupo Televisa, S.A.B
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct to home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Genomma Lab Internacional, S.A.B. de C.V.
Genomma Lab Internacional, S.A.B. de C.V. is one of the fastest growing pharmaceutical and personal care products companies in Mexico and has an increasing presence in the international markets. Genomma Lab develops, sells and markets a broad range of premium branded products, many of which are leaders in the categories in which they compete in terms of sales and market share. The Company has significantly grown its revenue and profitability through a combination of a successful new product development process, consumer-oriented marketing, a broad retail distribution network and a low-cost, highly flexible operating model.

Contacts:

Grupo Televisa S.A.B.
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

Genomma Lab Internacional S.A.B. de C.V.
Oscar Villalobos
Tel: (5255) 5081-0000 ext.4250
ovillalobos@genommalab.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: August 31, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President